SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

Audience, Inc.

(Name of Subject Company)

Audience, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

05070J102

(CUSIP Number of Class of Securities)

Peter B. Santos

President and Chief Executive Officer

Audience, Inc.

3341 Fairchild Drive

Mountain View, California 94043

(650) 254-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Michael J. Danaher, Esq.

Julia Reigel, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Audience, Inc., a Delaware corporation (“Audience”), filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2015 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 and this Amendment relate to the tender offer by Orange Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Knowles Corporation., a Delaware corporation (“Knowles”), to acquire all of the issued and outstanding shares of Audience’s common stock, $0.001 par value per share (the “Audience shares”), in exchange for the “offer consideration” (as defined in the Schedule 14D-9), and upon the terms and subject to the conditions set forth in the prospectus/offer to exchange (the “prospectus/offer to exchange”), which is part of a Registration Statement on Form S-4 that Knowles filed on May 19, 2015, as amended or supplemented from time to time, with the SEC, and which, with the related letter of transmittal, together constitute the “offer.” The offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, as it may be amended from time to time, the “Schedule TO”), initially filed by Purchaser and Knowles with the SEC on May 19, 2015.

Capitalized and other terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.	Identity and Background of Filing Person.

Item 2, Identity and Background of Filing Person, of the Schedule 14D-9 is hereby amended and supplemented as follows:

By amending and restating the second sentence of the last full paragraph on page 1 in the section entitled “Tender Offer” in its entirety as follows:

“Each share of Audience common stock validly tendered and not validly withdrawn in the offer will be exchanged for consideration (the “offer consideration”) in the form of (i) $2.51 in cash, without interest, and (ii) a number of shares of Knowles common stock, par value $0.01 per share, equal to the amount obtained by dividing $2.50 by the volume weighted average of the sale prices for Knowles’ common stock as reported on the New York Stock Exchange for each of the 10 consecutive trading days ending on and including the second trading day prior to the final expiration date of the offer (the “closing date average price”), in each case subject to adjustment as described in the prospectus/offer to exchange and the related letter of transmittal.”

By amending and restating the third full paragraph on page 2 in the section entitled “Tender Offer” in its entirety as follows:

“The initial expiration date for the offer was June 17, 2015. On June 17, 2015, Knowles increased the cash portion of the offer consideration to $2.51 per share and extended the expiration date for the offer to June 30, 2015. As such, the offer and withdrawal rights will expire at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 30, 2015, subject to extension in certain circumstances as required or permitted by the merger agreement, the SEC or applicable law (as so extended, if applicable, the “expiration date”).”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, Past Contacts, Transactions, Negotiations and Agreements, of the Schedule 14D-9 is hereby amended and supplemented as follows:

By amending and restating the second sentence of the second full paragraph of the subsection entitled “Consideration for Options” on page 4 in its entirety as follows:

“The term “per share value” means (x) the $2.51 cash portion of the offer consideration plus (y) the product of (1) the closing date average price (without any adjustment thereto pursuant to the application of the collar) multiplied by (2) the number of shares of Knowles common stock issued per share as the stock portion of the offer consideration.”

By amending and restating the subsection entitled “Table of Equity-Related Payments” beginning on page 5 and carrying over to page 6 in its entirety as follows:

“The below table sets forth the approximate amount of the payments that each of Audience’s directors and named executive officers would be entitled to receive in connection with the consummation of the offer, the merger and the other transactions contemplated by the merger agreement as of May 15, 2015. The information in the below table further assumes that all contributions to the ESPP are applied to the purchase of Audience shares at the end of the purchase period beginning on November 17, 2014 and based on the initial offering price of 85% of fair market value pursuant to the ESPP. In addition, the information reflected in the below table assumes (i) a closing date average price of $18.64 (representing the volume weighted average of the sale prices for Knowles common stock on each of the 10 consecutive trading days ending on and including May 15, 2015), (ii) an exchange ratio equal to the fraction obtained by dividing $2.50 by the assumed closing date average price of $18.64, (iii) that the sale price of Knowles common stock upon consummation of the merger is $19.01 per share (representing the closing price for Knowles common stock on May 15, 2015), and (iv) the cash portion of the initial offer consideration of $2.50 per share of Audience common stock.

For purposes of implying the market value of Knowles restricted stock units, the below table assumes a conversion ratio equal to the fraction obtained by dividing an assumed per share value of $5.00 (assuming the cash portion of the initial offer consideration of $2.50 per share of Audience common stock) by the assumed closing date average price of $18.64.

Name	Number of Audience shares owned	Cash portion of initial offer consideration for owned shares ($)(1)	Implied market value of Knowles shares issued as stock portion of offer consideration for shares owned ($)	Shares subject to outstanding options (2)	Cash portion of initial offer consideration for shares subject to outstanding options ($)(3)	Implied market value of Knowles shares issued as stock portion of offer consideration for shares subject to outstanding options ($)(4)	Number of shares represented by RSUs (5)	Implied market value of Knowles RSUs as converted ($)	TOTAL
NEOs
Peter B. Santos	20,428	51,070	52,084	745,821	1,006,858	1,043,869	85,750	437,261	2,591,142
Kevin S. Palatnik	159,499	398,748	406,663	78,000	15,600	19,471	81,275	414,441	1,254,922
Edgar Auslander	11,190	27,975	28,530	46,700	9,340	11,657	74,375	379,257	456,759
Non-Employee Directors
Marvin D. Burkett	2,306	5,765	5,879	44,625	51,319	53,533	2,307	11,764	128,260
Barry L. Cox	128,638	321,595	327,979	3,791	4,360	4,548	2,307	11,764	670,245
Rich Geruson	2,306	5,765	5,879	0	0	0	2,307	11,764	23,408
Mohan S. Gyani	2,306	5,765	5,879	0	0	0	2,307	11,764	23,408
George A. Pavlov (6)	4,376,641	10,941,603	11,158,791	0	0	0	2,307	11,764	22,112,157
Patrick Scaglia	2,306	5,765	5,879	0	0	0	2,307	11,764	23,408

(1)	Reflects the cash portion of the initial offer consideration of $2.50 per share of Audience common stock.
(2)	Excludes any options with an exercise price of $5.00 per share or more, based on an assumed per share value of $5.00 (assuming the cash portion of the initial offer consideration of $2.50 per share of Audience common stock), which will be treated as an underwater option as described above.
(3)	Reflects the cash portion of the initial offer consideration of $2.50 per share of Audience common stock less 50% of the weighted average exercise price of all options outstanding for each director or named executive officer (and excluding any options with an exercise price of $5.00 per share or more). Assumes no applicable taxes are required to be deducted from the offer consideration.
(4)	Assumes that the stock portion of the offer consideration of $2.55 per share of Audience common stock (equal to the product of (x) the assumed marked price of $19.01 per share of Knowles common stock by (y) the exchange ratio equal to the fraction obtained by dividing $2.50 by the assumed closing date average price of $18.64), and the implied market value of each option will be the stock portion of the offer consideration less 50% of the weighted average exercise price of all options outstanding for each director or named executive officer (and excluding any options with an exercise price of $5.00 per share or more). Assumes no applicable taxes are required to be deducted from the offer consideration.
(5)	Assumes unvested RSUs will be converted into restricted stock units with respect to Knowles common stock in the manner described above in “—Consideration for Restricted Stock Units,” and such RSUs will not be accelerated upon the consummation of the merger pursuant to the severance agreements as described below in “—Post-employment compensation” and “Item 8. Additional Information—Merger-Related Compensation,” for Messrs. Santos and Palatnik.
(6)	Consists of 2,306 shares owned directly by Mr. Pavlov and 4,374,335 shares owned by funds affiliated with Tallwood Venture Capital, for which Mr. Pavlov may be deemed a beneficial owner.”

Item 4.	The Solicitation or Recommendation.

Item 4, The Solicitation or Recommendation, of the Schedule 14D-9 is hereby amended and supplemented as follows:

By amending and restating the third sentence of the fourth full paragraph on page 21 in the section entitled “Background of the Offer and the Merger” in its entirety as follows:

“Representatives of Deutsche Bank then reviewed the sale process, reviewed Deutsche Bank’s financial analysis of the initial consideration proposed to be paid in the offer and the merger and rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 29, 2015, to the effect that, as of such date, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the initial consideration to be paid to holders of outstanding shares of Audience common stock (excluding Knowles and its affiliates) pursuant to the merger agreement was fair from a financial point of view to such holders. See “—Opinion of Audience’s Financial Advisor.” Deutsche Bank’s opinion did not address the subsequent increase in the cash portion of the consideration from $2.50 to $2.51 per share.”

By inserting the following new paragraph after the last full paragraph on page 21 in the section entitled “Background of the Offer and the Merger”:

“On June 15, 2015, representatives of Knowles’ senior management notified representatives of Audience’s senior management that Knowles intended to (i) increase the cash portion of the offer consideration to $2.51 per share of Audience common stock, and (ii) extend the expiration date to 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 30, 2015.”

By amending and restating the first sub-bullet point of the fifth full bullet point on page 23 in the section entitled “Audience’s Reasons for the Offer and Merger” in its entirety as follows:

“• The Audience board of directors’ belief that the initial consideration of $5.00 per share paid in cash and shares of Knowles common stock (subject to adjustment as described in this prospectus/offer to exchange and the related letter of transmittal) to be paid to the holders of Audience shares pursuant to the merger agreement is the best price reasonably attainable for Audience stockholders.”

By amending and restating the first full sub-bullet point on page 24 in the section entitled “Audience’s Reasons for the Offer and Merger” in its entirety as follows:

“• The fact that the $5.00 implied value of the initial merger consideration would result in an implied enterprise value for Audience of approximately $86 million, resulting in multiples of enterprise value to last quarter annualized revenue and management estimates of 2015 and 2016 revenue of 1.2x, 1.0x and 0.6x, respectively.”

By amending and restating the second full sub-bullet point on page 24 in the section entitled “Audience’s Reasons for the Offer and Merger” in its entirety as follows:

“• The financial analyses reviewed and discussed with the Audience board of directors by representatives of Deutsche Bank on April 29, 2015 and the oral opinion of Deutsche Bank, subsequently confirmed in writing, rendered to the Audience board of directors to the effect that, as of April 29, 2015 and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the initial consideration to be paid to holders of outstanding shares of Audience common stock (excluding Knowles and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders, as further described below in the section entitled “—Opinion of Audience’s Financial Advisor.” Deutsche Bank’s opinion did not address the subsequent increase in the cash portion of the consideration from $2.50 to $2.51 per share.”

By amending and restating the first full paragraph of the section entitled “Opinion of Audience’s Financial Advisor” on page 27 in its entirety as follows:

“At the April 29, 2015 meeting of the Audience board of directors, Deutsche Bank Securities Inc. (“Deutsche Bank”), financial advisor to Audience, rendered its oral opinion to the Audience board of directors, confirmed by delivery of a written opinion dated April 29, 2015, to the effect that, as of April 29, 2015, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the initial offer consideration to be paid to the holders of Audience common stock (other than Knowles and its affiliates) pursuant to the merger agreement was fair, from a financial point of view, to such holders. Deutsche Bank’s opinion did not address the subsequent increase in the cash portion of the consideration from $2.50 to $2.51 per share.”

By amending and restating the fourth sentence of the second full paragraph of the section entitled “Opinion of Audience’s Financial Advisor” on page 27 in its entirety as follows:

“Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, to the holders of Audience common stock (other than Knowles and its affiliates) of the initial consideration to be paid to such holders pursuant to the merger agreement as of the date of the opinion.”

By amending and restating the second sentence of the second full paragraph on page 29 in the section entitled “Opinion of Audience’s Financial Advisor” in its entirety as follows:

“Pursuant to an engagement letter between Audience and Deutsche Bank, dated January 6, 2015, Audience has agreed to pay Deutsche Bank a transaction fee estimated to be approximately $2.3 million (based upon the initial offer consideration of $5.00 per share) for its services as financial advisor to Audience in connection with the offer and the merger, of which $500,000 became payable upon delivery of its opinion (or would have become payable if Deutsche Bank had advised the Audience board of directors that it was unable to render its opinion) and the remainder of which is contingent upon consummation of the offer.”

By amending and restating the subsection entitled “Transaction Overview” immediately prior to the subsection entitled “Historical Trading Analysis—Audience” on page 30 in its entirety as follows:

“Transaction Overview

Deutsche Bank calculated that Audience’s implied enterprise value in the transaction was approximately $86 million based upon the $5.00 implied value of the initial merger consideration comprised of 50% cash and 50% Knowles common stock and taking into account Audience management’s estimates of approximately $44 million in unrestricted cash and equivalents as of March 31, 2015. Deutsche Bank noted that this implied enterprise value resulted in (i) a multiple of enterprise value to calendar year 2014 revenue of 0.8x; (ii) a multiple of enterprise value to last quarter annualized revenue of 1.2x (based on the first quarter of 2015); and (iii) a multiple of enterprise value to Audience management estimates of 2015 revenue of 1.0x. Deutsche Bank also calculated that the implied value of the initial merger consideration of $5.00 per share represented (i) a premium of approximately 1% to the $4.96 closing price of the Audience common stock on April 14, 2015, the last day prior to the short period during which the price of the Audience common stock increased approximately 27.6% as described above under “Background of the Offer and the Merger” (which price resulted in an implied enterprise value of Audience of approximately $85 million); (ii) a discount of approximately 14% to the $5.53 closing price of the Audience common stock on April 28, 2015 (which price resulted in an implied enterprise value of Audience of approximately $100 million); and (iii) a premium of approximately 10% to the $4.72 average closing price for the Audience common stock for the 30-day period ended April 14, 2015 (which price resulted in an implied enterprise value of Audience of approximately $79 million). The foregoing enterprise values were calculated using the treasury method.”

By amending and restating the first sentence of the fifth full paragraph in the subsection entitled “Selected Public Companies Analysis—Audience” in its entirety as follows:

“Deutsche Bank also calculated the same multiples for Audience based upon the closing price of $5.53 per share of Audience common stock on April 28, 2015, the last trading day prior to the date of the merger agreement, and upon the implied value of the initial merger consideration of $5.00 per share.”

By amending and restating the seventh full paragraph of the subsection entitled “Selected Public Companies Analysis—Audience” in its entirety as follows:

“The results of this analysis are summarized as follows:

	EV/Revenue		Revenue Growth				2014 EBIT Margin
	LQA	2015E	2014		2015E
Selected Companies with Apple/Samsung Concentration
Cirrus Logic Inc.	2.2x	2.3x	5%		25%		20%
Dialog Semiconductor PLC	2.1x	2.7x	28%		19%		20%
Himax Technologies, Inc.	1.0x	1.0x	9%		0%		9%
OmniVision Technologies, Inc.	0.9x	0.8x	(6%	)	(5%	)	8%
Silicon Image, Inc.	1.2x	1.5x	(7%	)	(13%	)	8%
Median	1.2x	1.5x

Selected Small Cap Semi Vendors
Applied Micro Circuits Corporation	2.4x	2.1x	(16%	)	(7%	)	(7%	)
Entropic Communications, Inc.	0.8x	0.9x	(26%	)	(11%	)	(22%	)
iKanos Communications, Inc.	0.7x	0.6x	(39%	)	19%		(79%	)
InterMolecular, Inc.	1.0x	1.1x	(29%	)	(10%	)	(29%	)
O2 Micro International Limited	0.3x	0.2x	(14%	)	(1%	)	(22%	)
Sigma Designs, Inc.	0.9x	0.9x	(6%	)	14%		(0%	)
Median	0.8x	0.9x
Audience at $5.53 on 4/28/15
Audience Management Estimates	1.4x	1.1x	(29%	)	(21%	)	(24%	)
Audience at $5.00 initial merger consideration
Audience Management Estimates	1.2x	1.0x	(29%	)	(21%	)	(24%	)

”

By amending and restating the second sentence of the second full paragraph on page 33 in the subsection entitled “Selected Transactions Analysis—Audience” in its entirety as follows:

“Deutsche Bank also calculated the same multiples for Audience based upon the implied value of the initial merger consideration of $5.00 per share and management’s projections for Audience.”

By amending and restating the subsection entitled “Additional Information” immediately prior to the subsection entitled “Miscellaneous” on page 36 in its entirety as follows:

“Additional Information

Deutsche Bank observed certain additional information that was not considered part of Deutsche Bank’s financial analysis with respect to its opinion but was noted for informational purposes. Specifically, Deutsche Bank performed an illustrative pro forma transaction analysis of the potential financial impact of the offer and the merger on Knowles assuming a June 30, 2015 closing date and using the implied value of the initial merger consideration of $5.00 per share, comprised of 50% cash and 50% Knowles common stock, Wall Street consensus estimates of 2016 earnings per share for Knowles and Audience’s 2016 estimates provided by Audience management. This analysis was performed with and without taking into account a $20 million pre-tax synergies estimate provided by management of Knowles, and approved for Deutsche Bank’s use by Audience. Deutsche Bank’s analysis indicated that the offer and the merger would be approximately 10% dilutive to Knowles on an earnings per share basis as compared to Knowles on a standalone basis for 2016 without taking into account such synergies and would be approximately 3% accretive to Knowles on an earnings per share basis as compared to Knowles on a standalone basis for 2016 after taking into account such synergies.”

Item 8.	Additional Information.

Item 8, Additional Information, of the Schedule 14D-9 is hereby amended and supplemented by inserting a new subsection entitled “Extension of the Offer” after the subsection entitled “Certain Legal Proceedings” and immediately prior to the subsection entitled “Merger-Related Consideration” as follows:

“Extension of the Offer

On June 17, 2015, Knowles announced that it has extended the expiration of its previously announced offer to acquire each outstanding Audience share to 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on June 30, 2015. In order to facilitate a third quarter closing and to avoid the practical difficulties associated with completing the acquisition prior to the end of the second quarter, Knowles increased the cash portion of the offer consideration to $2.51 per share and extended the offer by ten business days, the minimum extension required by SEC regulations, in anticipation of a closing on July 1, 2015.

A press release dated June 17, 2015, issued by Knowles relating to the extension of the offer, is included as Exhibit (a)(12) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9, Exhibits, of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(12)	Press Release of Knowles Corporation dated June 17, 2015 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Schedule TO of Knowles Corporation and Orange Subsidiary, Inc., filed with the SEC on June 17, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AUDIENCE, INC.

By:	/s/ Peter B. Santos
Name:	Peter B. Santos
Title:	President and Chief Executive Officer

Dated: June 17, 2015